Exhibit 21.1

Principal Subsidiaries of NFT Limited

Subsidiaries:

●	Takung Digital Technology Limited, a New York corporation

●	Takung Exchange Limited, a Wyoming corporation

●	Metaverse Digital Payment, a Hong Kong company

●	Agent Link Tech Ltd., a Wyoming corporation

●	Xihang Technology Limited, a Hong Kong company